FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On each of July 26, 2002, August 5, 2002, August 6, 2002, August 9, 2002, August 13, 2002, August 27, 2002, August 28, 2002, and August 30, 2002, Autonomy Corporation plc (the "Company") issued a release through the London Stock Exchange's Registered News Service in accordance with the Listing Rules of the United Kingdom Listing Authority, announcing details of purchases by the Company of its own shares for cancellation. Copies of the releases are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Releases issued on each of July 26, 2002, August 5, 2002, August 6, 2002, August 9, 2002, August 13, 2002, August 27, 2002, August 28, 2002, and August 30, 2002 announcing details of purchases by the Company of its own shares for cancellation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: September 1, 2002

By: ______________________
Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Releases issued on each of July 26, 2002, August 5, 2002, August 6, 2002, August 9, 2002, August 13, 2002, August 27, 2002, August 28, 2002, and August 30, 2002 announcing details of purchases by the Company of its own shares for cancellation

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of own Shares
Released	07:00 26 Jul 2002
Number	1571Z

26 July 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 25 July 2002 it purchased for cancellation 50,000 Ordinary Shares of 0.33p each at an average price of 123.75 per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	07:00 5 Aug 2002
Number	5249Z

5 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 2 August 2002 it purchased for cancellation 50,000 Ordinary Shares of 0.33p each at an average price of 131.125p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	07:00 6 Aug 2002
Number	5847Z

6 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 5 August 2002 it purchased for cancellation 25,000 Ordinary Shares of 0.33p each at a price of 128p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	08:59 9 Aug 2002
Number	7683Z

9 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 8 August 2002 it purchased for cancellation 25,000 Ordinary Shares of 0.33p each at a price of 123p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	07:00 13 Aug 2002
Number	8763Z

13 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 12 August 2002 it purchased for cancellation 45,000 Ordinary Shares of 0.33p each at an average price of 129.8056p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	07:00 27 Aug 2002
Number	3628A

27 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 23 August 2002 it purchased for cancellation 26,250 Ordinary Shares of 0.33p each at a price of 143p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	07:00 28 Aug 2002
Number	4397A

28 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 27 August 2002 it purchased for cancellation 51,000 Ordinary Shares of $^1/_3$p each at a price of 140p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END

Company website

Company	Autonomy Corporation PLC
TIDM	AU.
Headline	Purchase of Own Securities
Released	07:00 30 Aug 2002
Number	5481A

30 August 2002

Autonomy Corporation plc

Purchase of own shares

Autonomy Corporation plc today announces that on 29 August 2002 it purchased for cancellation 100,000 Ordinary Shares of 0.33p each at an average price of 130.50p per share.

For further information, please contact:

Autonomy Corporation plc
Ian Black
+44 (0) 1223 448000
ianb@autonomy.com

Financial Dynamics
Edward Bridges/Alastair Hetherington
+44 207 831 3113
edward.bridges@fd.com
alastair.hetherington@fd.com

END